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                             July 27, 2020

       Desiree Burke
       Chief Accounting Officer
       Gaming & Leisure Properties, Inc.
       845 Berkshire Boulevard
       Wyomissing, PA 19610

                                                        Re: Gaming & Leisure
Properties, Inc.
                                                            Form 10-K for the
year ended December 31, 2019
                                                            Filed February 21,
2020
                                                            File No. 001-36124

       Dear Ms. Burke:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to our comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2019

       Item 8. Financial Statements and Supplementary Data
       4. Real Estate Investments, page 77

   1. We note your disclosure that your tenant decided to close the Resorts Casino Tunica property and as a
result you accelerated depreciation on the property such that the net book value was zero as
of December 31, 2019. Please clarify for us why the closure of the property by your
tenant resulted in the acceleration of depreciation. In your response, please tell us the
following:
                                                            Summarize the terms
of the lease agreement that allow the tenant to close the
                                                             property.
                                                            Tell us whether you
have the right or ability to lease the property to a different casino operator or find
an alternative use for the property.
                                                            Clarify for us
whether the underlying ground lease is owned by a third party, and whether you were
obligated to terminate the ground release as a result of the closure
 Desiree Burke
Gaming & Leisure Properties, Inc.
July 27, 2020
Page 2
           of the property.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Robert Telewicz,
Branch Chief, at 202-551-3438 with any questions.



                                                          Sincerely,
FirstName LastNameDesiree Burke
                                                          Division of
Corporation Finance
Comapany NameGaming & Leisure Properties, Inc.
                                                          Office of Real Estate
& Construction
July 27, 2020 Page 2
cc:       Steven Snyder
FirstName LastName